UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Axonic Alternative Income Fund

Address of Principal Business Office:

390 Park Avenue
15th Floor
New York, NY 10022

Telephone Number (including area code): (212) 259-0430

Name and Address of Agent for Service of Process:

Clayton DeGiacinto, Trustee
Axonic Alternative Income Fund
390 Park Avenue, 15th Floor
New York, NY 10022

With Copies to:
Douglas P. Dick
Dechert LLP
1900 K Street, NW
Washington, DC 20006

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the State of New York on the 5th day of October, 2018.

Axonic Alternative Income Fund
By:	/s/ Clayton DeGiacinto
Clayton DeGiacinto
Trustee

Attest:	/s/ Jess Saypoff
Jess Saypoff
Witness